Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

preREO LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11555

Delaware (State or other jurisdiction of incorporation or organization)	84-2915395 (IRS Employer Identification Number)
440 S. LaSalle Street, Suite 1110, Chicago, IL (Address of principal executive offices)	60605 (Zip Code)

(800) 555-1055
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

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Part II

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offering;

•	risks associated with COVID-19 generally and its substantially negative impacts on the labor and real estate markets;

•	risks associated with federal, state, and local mortgage forbearance and foreclosure moratorium laws which may impact our ability to effectively service a loan;

•	delays in court proceedings as a result of shut downs implemented in various states which may impact our ability to effectively and efficiently service a loan;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	risks associated with a newly formed business, including our ability to develop a reputation and brand identify, attract and retain qualified personnel, raise capital, control cost, respond to competitors, manage growth, and implement adequate accounting, financial, and other systems and controls, among other challenges;

•	our ability to obtain sufficient servicing customers outside of servicing pools owned by related parties;

•	risks associated with the highly competitive distressed residential mortgage market, including the potential ability of competitors who may have lower cost of capital, better access to leverage, or other advantages over the Company;

•	attracting and retaining key personnel, including our founder, Mr. Newbery;

•	risks associated with various federal, state, and local licensing requirements, consumer protection laws, foreclosure laws, and regulatory oversight;

•	risks associated with institutional mortgage lenders “in-sourcing” mortgage servicing activities, limiting our potential pool of servicing customers;

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•	the speculative nature of real estate investing in general, and residential properties in particular;

•	our inability to calculate the value of mortgages that are in default;

•	exposure to liability relating to environmental and health and safety matters;

•	the risk a homeowner could initiate lengthy legal proceedings, including filing for bankruptcy, which would delay, complicate, or increase the cost of foreclosure;

•	the impact on local laws that could hinder our ability to foreclose on the underlying real estate;

•	the failure of the original lender or prior mortgage holder to comply with legal or technical requirements of the loan documents;

•	risks that a homeowner asserts claims against the Company based on a theory of “lender liability;”

•	risks associated with geographic and asset class markets where we may have – or end up having – a high concentration of investments;

•	risks associated with the collection, processing, storage, use, and disclosure of personal information of borrowers, including names, addresses, social security numbers, bank account numbers, credit card numbers, and credit history information, including our ability to comply with various federal, state, and local laws governing data privacy and protection;

•	our inability or failure to complete our due diligence process on the mortgages we purchase, including our inability to obtain or confirm important information about the loan, the borrower, or the residential property, which may be inaccurate, incomplete, hidden, or unavailable;

•	our reliance on third parties to provide essential services to the Company;

•	our potential need to raise additional capital in the future, and the availability of such funding on terms favorable to the Company;

•	risks associated with leverage and the Company’s potential need to borrow funds to purchase assets;

•	risks associated with competing objectives generally, and with competing financial and societal goals (including the desire to help homeowners retain their homes) specifically;

•	risks associated with breaches of our data security;

•	exposure to litigation or other claims;

•	legislative or regulatory changes impacting our business or our assets (including changes to SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act, the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described in our Offering Circular under “Risk Factors,” the inclusion of such forward- looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

The Scourge of Neighborhood Blight

Today in the United States, there are approximately five million homeowners who are behind on their mortgages, while more than 200,000 vacant properties were in foreclosure during the fourth quarter of 2020. According to a recent survey from the Mortgage Bankers Association, the seasonally-adjusted mortgage delinquency rate during the fourth quarter of 2020 (14.65%) remains near all-time highs, while the percentage of mortgage loans in foreclosure (0.56%) was at its lowest point in nearly 40 years.

Taken together, these numbers indicate the potential for a tsunami of new mortgage foreclosures once various COVID-based federal and state foreclosure moratoriums expire. Millions of foreclosed homes potentially means millions of homes sitting unused and vacant for extended periods of time, sometimes years. These vacant and abandoned properties contribute to neighborhood blight and are associated with a whole host of negative social ills, including:

•	A University of Pennsylvania study of vacant properties in Philadelphia found that 89% of city blocks with at least one vacant property experienced one or more aggravated assaults (with a median of 4 such assaults) and 64% of such blocks had one or more gun assaults (median of 1 such assault);[1]

•	A growing body of research shows that neighborhood blight is associated with increased marijuana use by middle school and high school students while other studies have described abandoned buildings as “magnets of crime” because they serve as havens for drug abuse, including shooting galleries for injection drug use;[2] and

•	A study of 107 US cities found that vacant and boarded-up housing was associated with a variety of poor health outcomes for area residents, including increased risks of gonorrhea, premature death, diabetes, and suicide.[3]

Neighborhood blight typically begins with a single vacant house, then spreads in a predictable vicious cycle. The Company is committed to battling blight by nipping the vicious cycle in the bud, moving quickly to put vacant houses back to use, while trying to help prevent other homes from being vacated in the first place.

Five Pieces of the Puzzle

Committed capitalists, we believe the most effective way to reduce the number of vacant houses in our neighborhoods is to create an efficient marketplace for returning houses to the use for which they are intended: as homes for American families.

For our purposes, Mortgage Loans and REO Properties are two sides of the same coin. Or to put it differently, a Mortgage Loan is, in some respects and for our purposes, simply an REO Property with a defaulted loan attached.

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From our experience, the ideal buyers of both Mortgage Loans and REO Properties are small, local investors, sometimes community activists or nonprofit groups looking to eliminate vacant houses in particular neighborhoods. We refer to these as our Community Partners. Nobody wants to own a vacant house in a blighted neighborhood. Similarly, each buyer of a Mortgage Loan wants to increase the underlying value by having or keeping the property occupied. Everyone involved has the same goal.

Our job is to create and facilitate an efficient and effective marketplace. We do this in four ways:

•	We create an online marketplace for Mortgage Loans and REO Properties, where buyers and sellers can meet and do business.

•	For those who might be intimated by the process, we provide training.

•	For those with insufficient liquid assets, we provide financing through the use of Participation Agreements.

•	We provide key resources such as an affiliated mortgage servicer and affiliated law firm to support investors through the resolution/foreclosure process.

•	To facilitate the management and sale of REO Properties, we are a licensed real estate broker providing management and disposition services through a nationwide network of real estate brokers and agents.

Each of these pieces is discussed below.

The Marketplace

Overview

Our online Marketplace, located at www.preREO.com, was designed by an experienced team of market experts and technical designers, using cutting-edge technology that we license from a third party, OrangeGrid. We are currently developing our own proprietary interface that we believe will offer a superior user experience based on the insights gleaned from our current platform.

Our Marketplace is designed to lower the barriers which have historically prevented smaller investors from participating in the Mortgage Loan and REO Property markets. We believe this unique interface will help us tap into both a new investor class while retaining traditional investors in these industries in a way that will eventually make us market leaders while spawning an entire generation of copy-cat competitors seeking to duplicate our success.

Buyers and sellers of Mortgage Loans and/or REO Properties begin by logging on to www.preREO.com and creating a profile. Sellers can list assets for free, with no obligation to sell and no obligation to list exclusively on our Marketplace. In fact, we also automatically list any assets for sale on our Marketplace with other third party sites such as Zillow.com and Trulia.com to ensure the largest possible pool of potential buyers. Sellers can also remove their assets at any time, making listing assets on our Marketplace as simple and as friction-free as possible.

Potential buyers can browse the Marketplace for Mortgage Loans and/or REO Properties, filtering by individual communities, by price, or in a number of other ways.

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Each listing shows one or more pictures of the available property as well as the following information:

•	The proposed selling price of the Mortgage Loan or REO Property (determined by the seller, not by the Company);

•	The square footage of the property, the number of bedrooms and bathrooms, and other relevant information;

•	The estimated value of the property as determined by a broker price opinion (“BPO”) from a local real estate agent; and

•	For Mortgage Loans, certain publicly-available information including the estimated debt, the occupancy status, and the status of any foreclosure and/or other legal action.

Interested buyers can communicate with the seller through the platform to obtain any other information or ask questions about the listed asset before making a bid. Sellers can review and decide to accept, reject, or make a counteroffer for any bid it receives on a given asset. Our interface makes it easy for buyers and sellers to negotiate further if necessary.

Screening Assets, Buyers, and Sellers

Mortgage Loan Due Diligence

We conduct the following due diligence on Mortgage Loans before allowing them to be listed on our Marketplace:

•	We review a title report or other public records to ensure that the Mortgage Loan represents a valid first lien on the underlying real estate, as well as to identify any delinquent taxes or liens.

•	We review the loan servicing records, including servicing comments.

•	We review the collateral loan file to identify any missing or uncompliant loan documents.

•	We review a Broker Price Opinion, which estimates the value of the property.

•	We might perform additional due diligence, or different due diligence, as the business evolves.

REO Property Due Diligence

We perform much of the same due diligence on REO Properties as we do on Mortgage Loans. The fact that many REO Properties have already gone through the mortgage foreclosure process and are now owned by a lender seeking to offload them makes our due diligence much cleaner and simpler (not all REO Properties will have gone through foreclosure; some may have been obtained through a deed in lieu of foreclosure). Still, a variety of issues such as unpaid taxes, zoning violations, and environmental liabilities may still emerge, and it is possible that other types of creditors may still have an interest in the property. As a result, we try to provide as much information as we can to an interested buyer, with the hopes of overcoming the information asymmetry that is endemic to this industry.

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Screening of Potential Buyers

Just as we perform due diligence on Mortgage Loans and REO Properties, we also screen buyers. Currently, our screening process includes:

•	We perform credit checks on potential Community Partners to determine creditworthiness and financial wherewithal.

•	For both Community Partners and Institutional Investors, we look for ties to the local community.

•	We look for experience with Mortgage Loans and REO Properties.

•	We perform background checks, litigation checks, and OFAC checks.

We expect to modify our due diligence process as the business evolves.

Our goal is to ensure that buyers have the requisite skills, knowledge, and experience to quickly and efficiently close on a Mortgage Loan or REO Property before they enter into a binding purchase commitment. Having a committed and skilled buyer pool is one of our major selling points to potential sellers and we want to do everything in our power to ensure a smooth and seamless transaction.

Training

We require Community Partners (not Institutional Buyers) to provide evidence of experience with Mortgage Loans and/or REO Properties. For those who lack experience the Company provides training, both directly and through third-party educators. This training covers the following:

•	Understanding the foreclosure process;

•	Mortgage loan servicing and regulatory considerations;

•	Navigating bankruptcies;

•	Tax, title, insurance and property preservation requirements;

•	Borrower rights and notification requirements;

•	Finding assets using the Marketplace;

•	Bidding on assets;

•	Using the foreclosure process to take control of a property;

•	Receiverships, which may enable the repair and rental of properties during the foreclosure process:

•	Making a profit from renting or selling a property after foreclosure.

Our training program includes multiple on-demand videos with session slides and full transcripts available for each video. We also make our founder and chief executive officer, Jorge Newbery, available to participants in a “Boot Camp” program.

Other educators also offer preREO training programs. These educators pay a royalty to preREO.

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Financing Assistance

A buyer with the capital to purchase a Mortgage Loan or REO Property outright is free to do so. In that case the Company would earn a fee of 2% of the acquisition price, with a $2,000 minimum for Mortgage Loans, paid by the buyer. For REO Properties, we would earn 25% of the sell-side real estate commission and, if the initial buyer contact came through the Marketplace, 75% of the buy-side, paid by the listing real estate brokerage as a referral fee. Multiple Mortgage Loans closed on the same day can count towards the $2,000 minimum.

In many cases, however, the buyer, especially a Community Partner, will not have enough capital to purchase a Mortgage Loan or REO Property outright. In part that is because banks and other traditional lenders simply do not understand, and therefore do not want to participate in, this market. This is where our experience in the market allows us to capture significant financing opportunities while facilitating the buying and selling of assets.

We will provide financing through the use of a Participation Agreement. For a full summary of our standard Participation Agreement, see “Summary of Participation Agreement.” The essential terms will be as follows:

•	The buyer will pay 25% of the acquisition price of the Mortgage Loan or REO Property at closing. We will finance the remaining 75%. In some instances, we may also fund up to 75% of the cost of repairs and/or renovations.

•	The buyer will make monthly payments of interest.

•	The buyer may pay off the loan at any time, but no later than the earlier to occur of (i) the date the loan or property is sold to a third party, (ii) the day that the loans is settled, paid off, or otherwise resolved, or (iii) the date the loan matures (typically three years).

•	The buyer will control the foreclosure and disposition processes.

•	For security and regulatory purposes, the Trust will hold legal title to the Mortgage Loan or REO Property.

We will offer financing not only for Mortgage Loans and REO Properties offered on our Marketplace, but also for Mortgage Loans and REO Properties originated elsewhere.

Support Services

Under the terms of our Participation Agreement, our affiliates will provide important assistance to the buyer of a Mortgage Loan:

•	Our affiliate, AHP Servicing, LLC (“AHP Servicing”) will service the Mortgage Loan. Not only is a licensed mortgage servicer required to service home mortgage loans in most states, but AHP Servicing will also greatly reduce the administrative burden, allowing the buyer to focus all of his, her, or its efforts on managing the foreclosure process and making improvements to the underlying property. AHP Servicing will charge the buyer $95 a month to provide these servicing services.

•	Activist Legal will help the buyer petition the local court to appoint a receiver for the property, allowing the buyer to begin making improvements to the property while the foreclosure process moves forward.

•	Activist Legal will continue to provide the buyer with legal support throughout the foreclosure process. However, the buyer will direct the process and make all decisions. The buyer will pay Activist Legal in accordance with the FNMA Foreclosure Allowable Attorney Fee structure currently available at Fannie Mae’s website (www.servicing-guide.fanniemae.com).

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Real Estate Services

We hold Louisiana real estate broker license (license number BROK.995702833-CORP) that allows us to participate in the sale of property anywhere in the country through local real estate brokers. If we are involved in a sale, we would receive a 25% referral fee on the sell side fees of the local broker. Also, if the initial buyer contact came through the Marketplace, we would receive an additional referral fee of 75% of the buy side fees of the local broker. In addition to the potential revenue, we view our relationships with local brokers as an opportunity to continue growing the Company’s brand to new markets and to new buyers and sellers of Mortgage Loans and REO Properties.

Credit Facility

When we enter into a Participation Agreement with a buyer of a Mortgage Loan or REO Property, we expect to borrow approximately 85% of the financed amount from an institutional lender, secured by a first lien on the Mortgage Loan or REO Property. Currently we expect the interest rate on these loans to be in the range of 6% per year. Of course, the interest rate charged by institutional lenders could change, which may result in a change to the interest rate under our Participation Agreements.

Thus, when all is said and done the purchase of a Mortgage Loan or REO Property will likely be financed as follows:

•	25% by the buyer;

•	50-65% by an institutional lender; and

•	10-25% by the Company.

Because the buyer will be paying the Company interest at the rate of 12%, paying 6% to an institutional lender affords the Company to profit from the financing arrangement.

The institutional lender might require the assets securing its loan to be held in a separate entity. In anticipation of this requirement, the Company has created preREO Capital LLC, a wholly-owned subsidiary.

Some Mortgage Loans and/or REO Properties might not fit the eligibility criteria set forth by an institutional lender. For example, an institutional lender may not want to participate in the financing of assets involving properties over or under a certain value threshold. When this occurs, the Company may provide 100% of the amount financed.

How We Market to Buyers and Sellers

While we are open to sellers of all kinds and sizes, we believe that most of our sellers will be larger institutional sellers such as banks, credit unions, and private equity funds. Listing on our Marketplace is free and easy, but perhaps the greatest attraction is the assistance we provide to potential buyers, financial and otherwise.

We connect with potential sellers through business development efforts as well as through a third-party affiliate program. For each seller introduced by the third-party affiliate, we pay $50 per Mortgage Loan sold in the first year after the seller registers.

To attract buyers, we intend to list the Mortgage Loans and REO Properties listed on our Marketplace on various third party websites We believe our Marketplace will have particular resonance with Community Partners looking for investment properties or a family home. While we will list Mortgage Loans and REO Properties of various values, our principal focus is on properties valued at less than $250,000 (the largest segment of the Mortgage Loan and REO Property market) which we believe will be particularly attractive to this segment of buyers.

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In addition to third party websites, we also anticipate marketing our Marketplace to buyers through social media, community groups, email campaigns, and outreach to local investing groups. We also pay third-party affiliates $200 per Mortgage Loan purchased by a buyer they introduce in the first year after a buyer registers.

At the end of the day, the goal of the Marketplace is to facilitate participation with small local investors while maintaining appeal and opportunities with larger institutions. We will marshal all of our marketing efforts to buyers and sellers to that end.

Competition

We face competition from other online portals including auction.com, Xome, Hubzu, Hudson & Marshall, Notetrader, Paperstac, and Foundation Property Portal, among others. Some of our competitors might have greater resources, technical expertise, and market reach than we do. We are not aware of any competitor that knows more about the market.

Beyond market knowledge, we believe the Company offers several important competitive advantages over competitors, including:

•	First-Mover Status: None of our competitors is seeking to include local investors in the default mortgage space in remotely the same manner or scale as we plan. We think this is a significant value-add for both our sellers, who appreciate our highly motivated and differentiated buyer base that is atypical for most sites, and our buyers, who appreciate our willingness to reduce or eliminate the barriers to entry. We believe this model, combined with our significant experience in many aspects of the real estate business, will give us a tremendous advantage versus our competitors.

•	Innovative Structure: As far as we know, our approach in offering both financing and training to local investors is unprecedented.

Activist Legal

Jorge P. Newbery is a partner in Activist Legal LLP, a law firm based in Washington D.C. Although Mr. Newbery is not a lawyer, Washington D.C. permits non-lawyers to be partners in law firms. The law firm facilitates default legal services nationwide and seeks to achieve consensual resolutions of delinquent Mortgage Loans and avoid litigation whenever possible. The firm provides these services through a network of qualified co-counsel.

Factors Likely to Affect Our Business

The ability of the Company to conduct its business successfully depends on several factors:

•	Our Ability to Attract and Retain Qualified Employees. Like many businesses, we rely on data and technology whenever possible. However, an important key to our success will be our ability to not only innovate, but also effectively and efficiently communicate with investors and business partners. As a result, we must attract and retain highly-skilled employees.

•	Our Ability to Attract Institutional Sellers. Our success is dependent on attracting, retaining, and expanding our relationships with third-party sellers of assets. We must deliver long-term profitability and make our process as streamlined and user-friendly as possible. Communicating effectively and successfully marketing the benefits and advantage of the Company over more traditional business methods is the key to our growth.

•	Availability of Reasonably Priced Loans. The success of our model is contingent upon accessing Mortgage Loans and REO Properties that can be sold at a reasonable price. Historically, the volume of these types of loans and properties have fluctuated, especially during the recession of 2008-9. As homeowners fell victim to an unstable marketplace, this resulted in their inability to make payments. Financial institutions were forced to liquidate their portfolios, resulting in mass foreclosures. As the state of the economy evolves, the number of available Mortgage Loans and REO Properties could either increase or decrease. This could have a significant impact on the price of assets listed for sale on the Marketplace.

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•	Health of the Housing Market: We expect that most investors will pursue profit through our Marketplace by buying assets and later selling them (although we expect some homebuyers to use the Marketplace as well). If housing prices drop, profits from property sales may decrease as well. This scenario may make our program less attractive to potential investors.

•	Our Ability to Implement Technology: To maximize the efficiency of our business, we will implement and leverage technology solutions across our operations. This includes the development of a user-friendly and legally-compliant Marketplace. Our ability to implement and utilize technology is critical in successfully delivering the innovative user experience we envision.

•	Changes in Laws. Our business is highly regulated. Laws and regulations can change and could adversely affect our business model.

Key Positions

The following are the key positions in the operation of the Company’s business:

•	Director of Marketing. Our Director of Marketing is responsible for driving both online and offline communication initiatives aimed at growing the userbase of the Marketplace.

•	Director of Operations & Innovation. Our business depends on finding innovative technological solutions to long-standing challenges in the market for Mortgage Loans and REO Properties. Our Director of Operations & Innovation is tasked with addressing these challenges on an ongoing basis.

Revenue and Expenses

Our revenue consists of:

•	Program Fees: We receive a fee of 2% for Mortgage Loans or REO Properties sold on the Marketplace, with a $2,000 minimum fee for Mortgage Loans. We will receive the same fee to finance assets sourced off the platform The minimum may be satisfied through the closing of multiple Mortgage Loans on the same day.

•	Interest Income: We charge interest on the amounts we finance under Participation Agreements.

•	Real Estate Commissions: We receive 25% of the sell-side sale received by these brokers on any transaction in which we participate. In addition, if the initial buyer contact came through the Marketplace, we receive an additional referral fee of 75% of the buy-side sale commission. These referral fees are paid by the local listing broker.

•	Referral Fees: We receive referral fees equal to 25% of the property management fees charged by local real estate brokers when we refer receiverships and similar business.

•	Training: We earn fees when we sell training courses directly as well as royalties on training course created and sold by third-party educators.

Our expenses will include:

•	Interest Expense: When and if we borrow money from institutional investors, we will pay interest.

•	Marketing Costs: The nature of an online marketplace is not “Build it and they will come.” Instead, we will spend a significant amount of money trying to attract both sellers and buyers.

•	Technology Expenses: We are building a proprietary platform to sell Mortgage Loans and REO Properties. In the meantime, we must pay the cost of third-party maintenance involving the current iteration of the Marketplace.

•	Compliance Costs: Our business is regulated on several fronts. To remain in compliance, we will pay lawyers and other compliance experts.

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Offices and Employees

Offices

The Company’s office is located at 440 S LaSalle Street, Suite 1110, Chicago, IL 60605. The Company and its affiliates occupy approximately 1,200 square feet of office space.

Employees

The Company and its affiliates have approximately 98 employees, located in Chicago, Washington D.C., Brea CA and Dallas.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For year ending December 31, 2021 (the “Operating Period”), the Company generated $320,495 in revenue. Operating losses over the Operating Period totaled $919,373 and were primarily driven by personnel expenses of $680,881 and professional fees of $333,526.

As of December 31, 2021, the Company had assets totaling $136,941 on the balance sheet. Members’ deficit of $625,450 is primarily a result of liabilities in excess of assets, specifically amounts due to a related party of $630,807.

Liquidity and Capital Resources

Our registration statement on Form 1-A, pursuant to which we offered to sell up to $75,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission in October, 2021. As of December 31, 2021 we have raised $352,381 in Class A interests.

Item 3. Directors and Officers

Names, Ages, Etc.

Name	Age	Position	Term of Office	Approximate House Per Week if Not Full Time*
Jorge Newbery	56	Chief Executive Officer and Director of the Company	Mr. Newbery will remain in office until he resigns or is removed.	Full Time

Echeverria Kelly	53	Director of the Company	Ms. Kelly will remain in office until she resigns or is removed.	(Director)
Michael Harris	58	President of the Company	Mr. Harris serves on an “at will” basis	Full Time

Charles Halko	54	Chief Financial Officer of the Company	Mr. Halko serves on an “at-will” basis.	Full Time

*This column represents the individual’s full work schedule. Only a portion of the time will be devoted to the businesses of the Company.

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Business Experience

Mr. Newbery

Chief Executive Officer and Director of the Company

Jorge Newbery founded American Homeowner Preservation, LLC, or “AHP,” in 2008 as a nonprofit organization with a mission of keeping families at risk of foreclosure in their homes. In 2009, AHP transitioned to a for-profit entity, but AHP and the Company continue to operate with a dual purpose: to earn returns for Investors while seeking consensual solutions to help struggling homeowners keep their homes.

Mr. Newbery brings a wealth of real estate and mortgage experience to his role. Mr. Newbery was the President of Budget Real Estate Inc. from 1995 to 2008, where he brokered over 1,000 troubled Department of Housing and Urban Development and real estate owned properties and acquired, renovated and operated over 200 distressed multi-family, single-family and commercial properties.

By 2004, Mr. Newbery owned more than 4,000 apartment units nationwide. Then financial disaster struck in the form of an ice storm on Christmas Eve 2004 which devastated Mr. Newbery’s largest holding, the 1,100 unit Woodland Meadows complex in Columbus, Ohio. Mr. Newbery wound up in extended litigation with the insurer. Although the insurer eventually settled for $32 million, the settlement was too little, too late. Mr. Newbery lost everything and emerged $26 million in debt. The lessons learned from this experience formed the foundation for the establishment of AHP.

From 1992 to 1995, Mr. Newbery co-founded and operated Sunset Mortgage, which specialized in obtaining loans for homeowners faced with challenging credit hurdles.

Michael Harris

President of the Company

Michael Harris is a senior executive with more than 20 years of experience in the mortgage servicing and outsourced corporate services industries. He has lead default servicing, real estate asset management and technology companies and has proven leadership skills and a track record of managing superior operational performance while maintaining innovative growth, productivity and quality. In his career he has had direct oversight for the disposition of over 300K properties nationwide. As a Six Sigma Black Belt he is a strategic leader with ability to apply qualitative and quantitative analytics to insure maximum results. Through the years Mr. Harris has developed a diversified mortgage servicing background which included developing the pilot outsourced management programs for Fannie Mae, Freddie Mac and HUD as well as working with the top mortgage servicing and capital markets organizations.

Charles E. Halko Jr.

Chief Financial Officer of the Company

Charles is responsible for all aspects of the financial management of the Company and its affiliates, including corporate tax strategies, treasury management, corporate and mortgage accounting and investor relations. He is a results-driven leader who offers broad management, with a concentration on internal controls and strategic planning.

Before joining the Company, for more than a decade Charles served as the Chief Financial Officer of Selene Financial LP where he was responsible for the daily operations of Corporate Finance, Financial Reporting and Analysis, Tax, Treasury and Servicing Accounting. Prior to that, Charles served as Senior Vice President at Capmark Finance for six years and as Accounting Manager at McGladrey & Pullen for nine years. Charles is a graduate of Fox School of Business at Temple University.

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Echeverria Kelly

Director of the Company

Ms. Kelly earned her BA from Claremont McKenna College and her MS from the University of Illinois at Urbana-Champaign.

Ms. Kelly is a principal and minority owner of AHP, which owns all the Common Shares of the Company. Ms. Kelly has contributed to AHP since its founding, most recently as Chief Operating Officer from September 2013 through March 2018.

Family Relationships

Mr. Newbery and Ms. Kelly are married. There are no other family relationships among the directors, executive officers and significant employees of the Company.

Ownership of Related Entities

Mr. Newbery (80%) and Ms. Kelly (20%) own all the issued and outstanding stock of AHP. They also own an interest in, and control, AHP Servicing LLC, a Delaware limited liability company that performs mortgage loan servicing; America’s Trustee Services LLC, a Delaware limited liability company which will provide due diligence services as well as facilitate judicial and non-judicial foreclosure services; and AHP Title Holdings LLC, a Delaware limited liability company which will provide additional resources and assist with title insurance needs for buyers.

Mr. Newbery is also a partner at Activist Legal which will provide legal support to the Company’s buyers.

Legal Proceedings

Within the last five years, no director, executive officer or significant employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no director, executive officer or significant employee of the Company, no partnership of which a director, executive officer or significant employee was a general partner, and no corporation or other business association of which a director, executive officer or significant employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below presents the anticipated annual compensation of each of the two highest paid executive officers and directors of the Company for the Company’s first full fiscal year of operation:

Name	Capacity in which Compensation is Paid	Cash Compensation	Other Compensation	Total Compensation
Jorge Newbery	Chief Executive Officer	$100,000/year	None	$100,000/year
Michael Harris	President	$250,000/year	None	$250,000/year

Mr. Newbery will work for the Company on a part-time basis.

The Company’s Directors do not receive additional compensation for their service on the Board or attendance at Board meetings.

The Company does not have any ongoing plan or arrangement regarding future compensation of directors or executive officers.

13

Item 4. Security Ownership of Management and Certain Security Holders

As of March 31, 2022, the Company’s outstanding equity consists of 1,000,000 shares of Common Stock and 54,204 shares of Series A Preferred Stock.

Common Shares

Name of Owner	Number of Shares Owned	Percent of Class Owned
American Homeowner Preservation 2015A+ LLC	1,000,000	100%

NOTE: Holders of the Company’s Common Shares and holders of the Company’s Series A Preferred Stock do not have the right to vote. Under the LLC Agreement, management of the Company is vested in its Board of Directors, which is controlled by Mr. Newberry.

Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into, the following transactions with related parties:

•	AHP owns all the Common Shares of the Company.

•	Jorge P. Newbery controls the Board of Directors of the Company.

•	Under the terms of our Participation Agreements, buyers are generally required to engage the services of AHP Servicing, an affiliate of the Company.

•	Under the terms of our Participation Agreements, buyers are generally required to engage the services of Activist Legal, a law firm of which Mr. Newbery is a prinicpal.

•	Other affiliates might use our Marketplace to dispose of Mortgage Loans and REO Properties, on the same terms as other sellers.

•	AHP Servicing has purchased, and will continue to purchase, Mortgage Loans and REO Properties originated on our Marketplace, and to use the financing offered by the Company through Participation Agreements.

•	Our affiliated trustee services firm, America’s Trustee Services, might provide due diligence services as well as facilitate judicial and non-judicial foreclosure services.

•	Our affiliated title insurance company, AHP Title Direct, Inc., might provide title services for real estate transactions arising from our Marketplace.

•	During 2021, the Company entered into a shared services agreement with AHP Servicing. The shared services agreement bears interest at 11% per year and is due in full on or before the maturity date December 1, 2022. As of December 31, 2021 AHP Servicing had advanced $629,164 to the Company.

•	The Company generates revenue from the sale and purchase of Mortgage Loans and REO Properties by related parties. As of December 31, 2021, fee revenue earned from the sale of Mortgage Loans owned by related parties amounted to $187,359.

If the Company enters into transactions with related parties in the future, we will file a Supplement to the Offering Circular. Any compensation paid by the Company to a related party shall be (i) fair to the Company, and (ii) consistent with the transaction that would be paid to an unrelated party.

14

By “related party” we mean:

•	The Manager;

•	Any executive officer or significant employee of the Company or the Manager;

•	Any person who owns more than 10% of the voting power of the Company or the Manager; and

•	An immediate family member of any of the foregoing.

Item 6. Other Information

15

Item 7. Financial Statements

preREO LLC

FINANCIAL STATEMENTS

As of And For The Year Ended December 31, 2021

And Report of Independent Auditor

16

preREO LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITOR	F-2 - F-3

FINANCIAL STATEMENTS

Balance Sheet	F-4
Statement of Operations	F-5
Statement of Cash Flows	F-6
Statement of Members’ Deficit	F-7
Notes to the Financial Statements	F-8 - F-10

F-1

Report of Independent Auditor

To the Members preREO, LLC

Chicago, Illinois

Opinion

We have audited the accompanying financial statements of preREO LLC (collectively, the “Company”), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, cash flows, and members’ deficit for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 5 to the financial statements, the Company is a business that has not yet generated profits or significant revenues since inception, has sustained a net loss of approximately $919,000 for the year ended December 31, 2021, has negative cash flows from operations for the year ended December 31, 2021, and lacks liquid assets to fund its future operations with a small amount of cash as of December 31, 2021. To date, all revenue transactions were referred by entities under common control. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are available to be issued.

F-2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Rockville, Maryland

April 22, 2022

F-3

preREO LLC

BALANCE SHEET

DECEMBER 31, 2021

ASSETS
Current Assets:
Cash and cash equivalents	$4,631
Accounts receivable	19,585
Fixed assets	105,215
Other assets	7,510
Total Assets	$136,941

LIABILITIES AND MEMBER'S DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$131,584
Due to related parties	630,807
Total Liabilities	762,391

Members' Deficit	(625,450)
Total Liabilities and Members' Deficit	$136,941

The accompanying notes to the financial statements are an integral part of this statement.

F-4

preREO LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Fee revenue (see Note 3—Related party transactions)	$320,495

Expenses:
Personnel expenses	680,881
Information technology and communications	154,746
Office and occupancy	2,394
Professional fees	333,526
Travel and entertainment	7,149
Interest expense	58,880
Other expenses	2,292
Total Expenses	1,239,868

Net Loss	$(919,373)

The accompanying notes to the financial statements are an integral part of this statement.

F-5

preREO LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:
Net loss	$(919,373)
Adjustments to reconcile net loss to net cash flows
from operating activities:
Changes in assets and liabilities:
Accounts receivable	(19,585)
Other assets	(7,510)
Accounts payable and accrued expenses	123,302
Net cash used in operating activities	(823,166)

Cash flows from investing activities:
Purchases of property and equipment	(105,215)
Net cash used in investing activities	(105,215)

Cash flows from financing activities:
Advances from related parties	244,745
Member contributions	689,395
Member distributions	(1,128)
Net cash provided by financing activities	933,012

Change in cash	4,631
Cash, beginning of year	–
Cash, end of year	$4,631

Supplemental information:
Cash paid for interest	$–

The accompanying notes to the financial statements are an integral part of this statement.

F-6

preREO LLC

STATEMENT OF MEMBERS’ DEFICIT

YEAR ENDED DECEMBER 31, 2021

	Common Units	Series A Preferred Units	Total
Balance, January 1, 2021	$(394,344)	$–	$(394,344)
Member contributions	337,106	352,289	689,395
Member distributions	–	(1,128)	(1,128)
Net loss	(628,696)	(290,677)	(919,373)
Balance, December 31, 2021	$(685,934)	$60,484	$(625,450)

The accompanying notes to the financial statements are an integral part of this statement.

F-7

preREO LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1—Nature of the organization

preREO LLC (the “Company”) is a limited liability company formed on August 7, 2019 under the laws of the state of Delaware. The Company was formed as a subsidiary of America Homeowner Preservation 2015A+ LLC (“2015A+”). The Company is organized primarily to (i) provide an online marketplace to buy and sell distressed mortgage loans (the “Mortgage Loans”); (ii) provide local investors financing to acquire Mortgage Loans; and (iii) serve as a licensed real estate broker for the sale of vacant houses secured by Mortgage Loans.

Note 2—Summary of significant accounting policies

Basis of Accounting and Use of Estimates – The Company prepares its financial statements in accordance with accounting principles generally accepted in United States of America (“U.S. GAAP”). These financial statements are presented on the accrual basis of accounting in accordance with U.S. GAAP, whereby, revenues are recognized in the period earned and expenses when incurred.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect certain reported amounts and disclosures. The Company is subject to uncertainty of future events; economic, environmental, and political factors; and changes in the business environment; therefore, actual results could differ from estimates. Accordingly, accounting estimates used in the preparation of the financial statements will change as new events occur, more experience is acquired, additional information is obtained, and the Company’s operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates are reflected in the financial statements.

Cash and Cash Equivalents and Concentration of Cash Balance – Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly-liquid investments with original maturities of 90 days or less. The Company maintains its cash on deposit with a well-established and widely known bank headquartered in Ohio, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable – Accounts receivable is comprised of client receivables that are recorded at the value of the revenue earned. The Company periodically reviews accounts receivable for collectability and establishes a valuation allowance for estimated uncollectible amounts. No allowance has been recorded as of December 31, 2021, as management has determined all amounts are fully collectible.

Fixed Assets – Internal software development costs are capitalized during the application development stage. The costs capitalized related to external direct costs of materials and services related to the time spent on the project during the capitalization period. Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350-40. At December 31, 2021 capitalized software was still in the development stage and had not yet been put into production; therefore, no amortization expense was recorded during the year ended December 31, 2021.

The Company periodically assesses fixed assets for impairment whenever events or circumstances indicate the carrying amount of an asset may exceed its fair value. If fixed assets are considered impaired, the impairment losses will be recorded on the statement of operations. The Company did not recognize any impairment losses during the year ended December 31, 2021.

F-8

preREO LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 2—Summary of significant accounting policies (continued)

Fair Value of Other Financial Instruments – Due to their short-term nature, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and due to a related party approximate their fair value at December 31, 2021.

Revenue Recognition – FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

Fee Revenue – The Company performs services to market and sell distressed assets between a seller and buyer in exchange for fees. Fees are recognized as the transaction is executed between the buyer and seller and all performance obligations are complete. Additionally, the Company receives royalty revenue from a contract for the sale of educational products in which it receives a percentage of the receipts as materials are sold. The revenue is recognized upon completion of the sale of the educational products at which time all performance obligations have been satisfied.

Income Taxes – The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes, to the extent possible, have been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the members’ personal income tax returns. The Company has no federal or state tax examinations in process as of December 31, 2021.

Note 3—Related party transactions

In 2021, the Company executed a shared services agreements with AHP Servicing LLC (“AHPS”) whereby AHPS performs certain duties in exchange for payment. These duties include performance of accounting and financial reporting functions, human resources activities, informational technology services, legal services, and investor relations support. For the year ended December 31, 2021 the Company recorded expense related to the shared service agreement in the amount of $21,957 and has recorded such amounts in professional fees in the statement of operations. Additionally, the agreement calls for the repayment of shared expenses or expenses paid on behalf of the Company by AHPS. The shared services agreements bears interest at 11% and is due in full on the maturity date of the agreement, December 1, 2022. The total amount due to AHPS is $629,164 and is included in due to related parties on the balance sheet as of December 31, 2021.

In 2021, certain expenses were paid by 2015A+ for the Company. The total amount due to 2015A+ is $1,642 and is included in due to related parties on the balance sheet as of December 31, 2021.

The Company generates revenue through fee income related to the sale of mortgages owned by related parties. As of December 31, 2021, fee revenues earned from the sale of loans owned by related parties amounted to $187,359.

F-9

preREO LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 4—Members' deficit

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company’s Proposed Offering (the “Offering”) under Regulation A was qualified by the Securities and Exchange Commission (“SEC”) on June 17, 2021. Under the Offering the Company is offering for sale up to 7,500,000 shares of Series A Preferred Stock at a price of $10 per share.

The Company allows for accredited and non-accredited investors in Series A Preferred Stock. The SEC has specified requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering.

The Board of Directors has exclusive control over all aspects of the Company’s business. As a result, owners of Series A Preferred Stock have no right to participate in the management of the Company and do not have any voting rights. For the year ended December 31, 2021, preferred member contributions totaled $352,381.

Note 5—Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues since inception, has sustained a net loss of $919,373 for the year ended December 31, 2021, has negative cash flows from operations during the period ended December 31, 2021, and lacks liquid assets to fund its future operations with limited cash as of December 31, 2021. To date, most revenue transactions were referred by entities under common control. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 6—Subsequent events

From January 1, 2022 through the date of this report the Company received net Series A Preferred Stock contributions of $190,915.

Management has evaluated subsequent events through April 22, 2022, the date on which the financial statements were available to be issued.

F-10

Item 8. Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on August 7, 2019 *
Exhibit 1A-2B	First Amended and Restated Limited Liability Company Agreement dated June 1, 2021 *
Exhibit 1A-2C	Authorizing Resolution dated June 1, 2021 *
Exhibit 1A-4	Form of Investment Agreement *
Exhibit 1A-6	Form of Participation Agreement *

*Filed previously

17

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 2, 2022.

preREO LLC

By: /s/ Jorge Newbery

Jorge Newbery, Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles E. Halko Jr.                 _________________

Charles E. Halko Jr., Chief Financial Officer

and Principal Accounting Officer

May 2, 2022

/s/ Jorge Newbery

Jorge Newbery, Chief Executive Officer and Director

May 2, 2022

/s/ Michael Harris

Michael Harris, President

May 2, 2022

/s/ Echeverria Kelly

Echeverria Kelly, Director

May 2, 2022

18